                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                   ----------

                      TRANSACTION SYSTEMS ARCHITECTS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

      OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.005 PER SHARE,
         GRANTED TO ELIGIBLE EMPLOYEES AND ELIGIBLE DIRECTORS UNDER THE
                ACI HOLDING, INC. 1994 STOCK OPTION PLAN AND THE
                      TRANSACTION SYSTEMS ARCHITECTS, INC.
                1996 STOCK OPTION PLAN AND 1999 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    893416107
                      (CUSIP Number of Class of Securities)

                                 David P. Stokes
                      Vice President - Legal and Secretary
                      Transaction Systems Architects, Inc.
                             224 South 108th Avenue
                              Omaha, Nebraska 68154
                                 (402) 334-5101

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                                   ----------

                                    Copy to:
                             Albert G. McGrath, Jr.
                                Baker & McKenzie
                          2001 Ross Avenue, Suite 2300
                               Dallas, Texas 75201
                                 (214) 978-3000

                                   ----------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-l.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Transaction Systems Architects, Inc., a Delaware corporation ("TSA"), relating to the offer by TSA to exchange certain outstanding employee and director options to purchase shares of its common stock under the ACI Holding, Inc. 1994 Stock Option Plan and the Transaction Systems Architects, Inc. 1996 Stock Option Plan and 1999 Stock Option Plan for new options to purchase shares of its common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 1, 2001, as supplemented on August 13, 2001, and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

ITEM 12. EXHIBITS.

Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibit (a)(16), which is attached hereto, as follows:

     (a)(16)   Notice of Waiver of Condition to Offer to Exchange.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        TRANSACTION SYSTEMS ARCHITECTS, INC.


                                        /s/ Dwight G. Hanson
                                        ----------------------------------------
                                        Dwight G. Hanson,
                                        Chief Financial Officer and Senior Vice
                                        President


DATE: August 22, 2001

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
------         -----------
(a)(16)        Notice of Waiver of Condition to Offer to Exchange.